SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
(Amendment No. 4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
SAP SE
(Name of Subject Company (Issuer/Offeror))
SAP SE
(Issuer/Offeror)
Qualtrics International Inc.
(Offeror)
(Name of Filing Persons)
Fixed Value Rights and
Existing RSUs
(Title of Class of Securities)
803054204
(CUSIP Number of Class of Securities)
(Underlying Ordinary Shares)

Wendy Boufford c/o SAP Labs 3410 Hillview Avenue, Palo Alto, CA, 94304 United States of America 650-849-4000 (Tel) 650-843-2041 (Fax)	Blake Tierney General Counsel Qualtrics International Inc. 333 West River Park Drive Provo, Utah 84604 (385-203-4999)
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Person)
Copy to:
Daniel Mitz
Lona Nallengara
Richard Alsop
Kristina Trauger
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022-6069
(212) 848-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$418,840,138	$45,696
*    Calculated solely for purposes of determining the filing fee. This number assumes: (i) all eligible Fixed Value Rights and Existing RSUs are properly tendered and not withdrawn in the offer; (ii) an initial public offering price of Qualtrics Class A Common Stock equal to $30, the expected initial public offering price of Qualtrics Class A Common Stock reflected in the IPO Registration Statement; and (iii) a volume-weighted average price per share of SAP Ordinary Shares on Xetra over the final five trading days prior to the expiration date of the offer equal to $128.20 (which was the VWAP based on the January 27, 2021 expiration of the exchange offer). The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $109.10 for each $1,000,000 of the aggregate value of this transaction.
☒    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$45,696	Filing Party: Qualtrics International Inc.
Form or Registration No.:	Form S-4,	Date Filed: December 28, 2020, January 25, 2021 and January 28, 2021
	Registration No. 333-251770
☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐    third-party tender offer subject to Rule 14d-1.
☒    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 28, 2020, as amended January 12, 2021, January 19, 2021, and January 25, 2021 (as so amended, this “Schedule TO”) and is filed by SAP SE (“SAP”), a European Company (Societas Europaea or “SE”), and Qualtrics International Inc. (“Qualtrics”), a Delaware corporation and an indirectly majority-owned subsidiary of SAP. This Schedule TO relates to the offer by SAP and Qualtrics to Eligible Employees (as defined below) of a one-time opportunity to exchange all (but not less than all) of such employees’ outstanding cash-settled fixed value rights (“Fixed Value Rights”) and all (but not less than all) of such employees’ cash-settled variable rights that are linked to the value of SAP Ordinary Shares and that were granted on or after January 1, 2018 (“Post-2018 Variable Awards”) and cash-settled SAP rights that are linked to the value of SAP Ordinary Shares and that were granted as part of the “Move SAP Plan” or “Grow SAP Plan” (together with the Post-2018 Variable Awards, the “Existing RSUs”) for unvested rights (“Qualtrics RSUs”) to receive shares of Qualtrics’s Class A common stock, par value $0.0001 (“Qualtrics Stock”) upon the terms and subject to the conditions set forth in the Prospectus – Offer to Exchange, dated December 28, 2020, as amended January 12, 2021, January 19, 2021, January 25, 2021 and January 28, 2021 (the “Prospectus – Offer to Exchange”) and the related Terms of Election, (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).
An “Eligible Employee” is an employee or executive officer of Qualtrics or its subsidiaries or an employee of SAP who provides substantially all of his or her services as an SAP employee to Qualtrics on the date hereof who holds Fixed Value Rights and Existing RSUs and who continues to be an employee of Qualtrics, its subsidiaries or SAP on and from the date hereof through the expiration of this Offer and also through the time and date on which the Qualtrics RSUs are granted. Although we intend to include all Eligible Employees worldwide, we may exclude otherwise Eligible Employees if, for any reason, we believe that their participation would be illegal, inadvisable or impractical under local law and regulations.
In connection with the Offer, Qualtrics has filed under the Securities Act of 1933, as amended, a Registration Statement on Form S-4, as amended by Amendment No. 4 to the Registration Statement on Form S-4 (Registration No. 333-251770) to register the Qualtrics RSUs, which includes the Prospectus – Offer to Exchange. The Offer is intended to expire substantially concurrently with the initial public offering of Qualtrics Stock (the “IPO”). In connection with the IPO, Qualtrics has filed with the Securities and Exchange Commission a Registration Statement on Form S-1(the “IPO Registration Statement”).
Item 12. Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented by replacing the following exhibits.

Exhibit Number	Description of Exhibit
(a)(1)(A)	Prospectus – Offer to Exchange dated December 28, 2020, as amended January 12, 2021, January 19, 2021, January 25, 2021, and January 28, 2021 (4)
(a)(4)	Prospectus – Offer to Exchange dated December 28, 2020, as amended January 12, 2021, January 19, 2021, January 25, 2021, and January 28, 2021 (4)
________________
(4)    Incorporated by reference to Amendment No. 4 to the Registration Statement on Form S-4 of Qualtrics International Inc. (Registration Statement No. 333-251770) filed with the Commission on January 28, 2021.

INDEX TO EXHIBITS

Item 12.	Exhibits.
(a)(1)(A)	Prospectus – Offer to Exchange dated December 28, 2020, as amended January 12, 2021, January 19, 2021, and January 25, 2021, and January 28, 2021 (4)
(a)(1)(B)**	Terms of Election
(a)(1)(C)**	Screenshots of Exchange Offer Website, as amended January 12, 2021
(a)(1)(D)**	Form of Announcement E-mail
(a)(1)(E)**	Additional Information for Non-US Eligible Employees
(a)(4)	Prospectus – Offer to Exchange dated December 28, 2020, as amended January 12, 2021 and January 19, 2021, and January 25, 2021, and January 28, 2021 (4)
(a)(5)(A)	Amended and Restated Certificate of Incorporation of the Registrant (1)
(a)(5)(B)	Amended and Restated Bylaws of the Registrant (1)
(a)(5)(C)	Specimen Class A common stock certificate of the Registrant (1)
(a)(5)(D)**	Opinion of Shearman & Sterling LLP
(a)(5)(E)+	Form of Master Transaction Agreement by and between the Registrant and SAP SE (5)
(a)(5)(F)+	Form of Administrative Services Agreement by and between the Registrant, SAP SE and SAP America, Inc. (1)
(a)(5)(G)+	Form of Tax Sharing Agreement by and among the Registrant, Registrant’s affiliates, SAP SE, SAP America, Inc. and their affiliates (1)
(a)(5)(H)+	Form of Employee Matters Agreement by and between the Registrant and SAP SE (1)
(a)(5)(I)	Form of Intellectual Property Matters Agreement by and between the Registrant and SAP SE (1)
(a)(5)(J)+	Form of Distribution Agreement by and between the Registrant and SAP SE (1)
(a)(5)(K)+	Form of Insurance Matters Agreement by and between the Registrant and SAP SE (1)
(a)(5)(L)	Form of Stockholders’ Agreement by and between the Registrant, SAP America, Inc. and Q II, LLC (1)
(a)(5)(M)+	Form of Real Estate Matters Agreement by and between the Registrant and SAP SE (1)
(a)(5)(N)	Form of Promissory Note 1 between the Registrant and SAP America, Inc. (5)
(a)(5)(O)	Form of Promissory Note 2 between the Registrant and SAP America, Inc. (1)
(a)(5)(P)#	Form of Director and Executive Officer Indemnification Agreement (1)
(a)(5)(Q)#	2021 Qualtrics Employee Omnibus Equity Plan and forms of award agreements thereunder (2)
(a)(5)(R)#	2021 Qualtrics Employee Stock Purchase Plan (1)
(a)(5)(S)#	Employment Agreement, by and between the Registrant and Ryan Smith, dated as of January 7, 2021 (2)
(a)(5)(T)#	Employment Agreement, by and between the Registrant and John Thimsen, dated as of August 22, 2018 (1)
(a)(5)(U)#	Compensation Letter, by the Registrant to Bill McMurray, effective as of May 18, 2020 (1)
(a)(5)(V)+†	Office Lease Agreement, by and between SCD 2U LLC and Qualtrics, LLC, dated as of September 20, 2019 (1)
(a)(5)(W)+†	Second Amendment to Lease, by and between SCD 2U LLC and Qualtrics, LLC, dated as of August 24, 2020 (1)
(a)(5)(X)	Lease Agreement, by and between Timp Campus, LLC and Qualtrics, LLC, dated as of October 15, 2018 (1)
(a)(5)(Y)+	Class A Common Stock Purchase Agreement, dated as of December 8, 2020, by and between the Registrant and Q II, LLC (1)
(a)(5)(Z)+	Class A Common Stock Purchase Agreement dated as of December 23, 2020, by and between the Registrant and Silver Lake Partners VI DE (AIV), L.P. (1)
(a)(5)(AA)	List of subsidiaries of the Registrant (1)
(a)(5)(AB)#	Employment Agreement, by and between the Registrant and Zig Serafin, dated as of January 7, 2021 (2)
(a)(5)(AC)	Qualtrics International Inc. Executive Change in Control Severance Plan, adopted January 5, 2021 (2)
(b)	None
(d)	See exhibits (a)(5)(A) through (a)(5)(AA)
(g)	None
(h)	None

________________

*    To be filed by amendment.
**    Previously filed.
#    Represents management compensation plan, contract or arrangement.
+    Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon its request.
†    Portions of this exhibit (indicated by asterisks) have been redacted in compliance with Regulation S-K Item 601(b)(10)(iv).
(1)    Incorporated by reference to the Registration Statement on Form S-1 of Qualtrics International Inc. (Registration Statement No. 333-251767) filed with the Commission on December 28, 2020.
(2)    Incorporated by reference to Amendment No. 1 to the Registration Statement on Form S-1 of Qualtrics International Inc. (Registration Statement No. 333-251767) filed with the Commission on January 12, 2021.
(3)    Incorporated by reference to Amendment No. 1 to the Registration Statement on Form S-4 of Qualtrics International Inc. (Registration Statement No. 333-251770) filed with the Commission on January 12, 2021.
(4)    Incorporated by reference to Amendment No. 4 to the Registration Statement on Form S-4 of Qualtrics International Inc. (Registration Statement No. 333-251770) filed with the Commission on January 28, 2021.
(5)    Incorporated by reference to Amendment No. 2 to the Registration Statement on Form S-1 of Qualtrics International Inc. (Registration Statement No. 333-251767) filed with the Commission on January 19, 2021.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

SAP SE

By:	/s/ Luka Mucic
Name:	Luka Mucic
Title:	Chief Financial Officer

By:	/s/ Georg Kniese
Name:	Georg Kniese
Title:	Authorized Signatory (Prokurist)

QUALTRICS INTERNATIONAL INC.

By:	/s/ Blake Tierney
Name:	Blake Tierney
Title:	General Counsel
Date: January 28, 2021